NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

COPPERSTONE FEASIBILITY ADVANCES

November 26, 2008 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") is pleased to report significant progress on the 2008 Copperstone Feasibility Study. Bonanza and its consultants, Vezer Industrial Professionals, Inc., an independent mining services company, are evaluating various approaches to placing the high grade gold resources at Copperstone into production.

Vezer is recognized as a project solution provider, specializing in “fast tracking” projects to production. In addition to design and engineering services, Vezer combines its inventory of crushing, milling and extraction plants with the need to minimize capital expenditures and time to production, thus increasing a mine’s profitability. In the current uncertain market conditions, Bonanza believes that starting a low-cost gold mine and achieving early cashflows by selling gold into these high gold prices is the best way to unlock the value of its Copperstone property.

Several development approaches for Copperstone are being considered by the Company. A range of production levels and gold recovery plant configurations are being evaluated, including staged growth plans. Completion of the Feasibility Study, and a possible production decision, are expected in the first half of 2009.

Bonanza plans to convert the previous modern open pit mine and associated infrastructure into an underground mine, focused on over 330,000 ounces of high grade gold (average grade 10.7 g/t) contained in Measured and Indicated Resources at Copperstone (see table below). The 100% owned Arizona property contains an additional 66,000 ounces of high grade gold as Inferred Resources. The mine yielded about 500,000 ounces of gold in its heyday in the early 1990’s.

While drilling over 46,400 meters (152,000 feet) to develop the current gold resources, Bonanza collected environmental, geotechnical, hydrological and metallurgical data to support mine permitting and gold recovery plant design. Specialized firms recognized as industry leaders performed to these studies, and the resulting data contribute to the Feasibility Study.

Bonanza developed over 700 meters of underground workings to access the high grade D-Zone portion of the gold resources. Production sampling through 24.4 meters of strike along the top of the D-Zone averaged 41.1 grams of gold per tonne, as previously announced. This mineralization remains exposed in the underground workings and may provide a site for initial mining. Electrical power supply and water supply infrastructure sufficient for mining and milling exists at Copperstone and is ready for use. Over 7,000 meters of underground core drilling has been completed from the underground workings, providing good detailed data to guide mining.

Exploration Success

While developing the Copperstone Resources, Bonanza has drilled three phases of exploration drilling to expand the resources at Copperstone. Six encouraging new gold zones were encountered, and two significant high grade discoveries have resulted. Both new zones have the potential to increase Resources and positively impact mining economics.

The South Pit Zone is open to expansion in all directions. The South Pit Zone is currently defined by these previously announced drill holes:

- 3.0 meters grading 39.4 grams per tonne gold in drill hole 07CS-36
- 2.1 meters grading 14.1 grams per tonne gold also in drill hole 07CS-36
- 7.6 meters grading 10.6 grams per tonne gold in drill hole 07CS-34
- 2.4 meters grading 6.8 grams per tonne gold in drill hole 07CS-32
- 4.6 meters grading 4.8 grams per tonne gold in drill hole 06CS-12

The Southwest Zone is open to expansion in several directions, and is currently defined by these previously announced drill holes:

- 5.2 meters grading 18.3 grams per tonne gold in drill hole 07CS-30
- 4.6 meters grading 12.3 grams per tonne gold in drill hole 07CS-31
- 3.0 meters grading 10.5 grams per tonne gold in drill hole 08CS-45
- 9.1 meters grading 5.4 grams per tonne gold also in drill hole 08CS-45
- 0.9 meters grading 17.3 grams per tonne gold also in drill hole 08CS-45
- 4.6 meters grading 2.1 grams per tonne gold in drill hole 08CS-46
- 4.6 meters grading 3.9 grams per tonne gold in drill hole 08CS-47

Phase III exploration drilling is complete, and assays are pending for several of the 2008 drill holes at the South Pit Zone and the Southwest Zone.

About Copperstone

The Copperstone Property is located in western Arizona within the regional Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Mine development advantages for Copperstone are significant and should shorten the permitting schedule and positively impact the capital outlay requirements for a new mine. These include a pre-disturbed site developed in a modern permitting regime and a clean, non-sulfide bearing mineral resource. Existing infrastructure remaining from the previous operation consists of a dedicated 69 kV power line and substation, three water wells with a 200 hp pumping capacity (both electrical power and water supply exceed the needs of a new underground gold mine at Copperstone), an office, maintenance shops and a laboratory building.

In 2006, as previously announced, AMEC E & C Services Inc. estimated a NI 43-101 compliant gold resource based on a cutoff grade of 5.1 g/t gold and capped at 137 g/t gold as:

Classification	Tonnes	Grade (g/t Gold)	Contained Ounces of Gold
Measured	10,400	20.9	7,005
Indicated	960,000	10.6	327,924
Measured + Indicated	970,400	10.7	334,929
Additional Inferred	189,600	10.9	66,266

Cyprus Minerals operated a 2,500 ton per day open-pit mine at Copperstone from 1987 to 1993, with gold milling recoveries near 92 percent. The mine was closed in 1993 when the economic limit of open-pit mining was reached at then prevailing gold prices in the low $300 per ounce range.

Other Business

Bonanza has accepted the resignation of Mr. Don Lay from the Board of Directors of the Company. Bonanza would like to express appreciation for Mr. Lay’s hard work over the years, and wish him success in his future endeavors.

About Bonanza

Bonanza is developing high-grade gold properties located in the United States and Canada, primarily the high grade Copperstone gold property in Arizona. Bonanza remains confident in continuing rising gold prices in the current economic environment, and believes that at current and rising gold prices, Copperstone will be a profitable mine. Achieving production at Copperstone remains Bonanza’s highest priority.

For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Jose Portacio, Bonzanza's Project Manager for Copperstone. Mr. Portacio is a qualified person as defined by National Instrument 43-101 guidelines.

The drill samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza's facilities are secure, inside the fenced compound. The core is transported to Bonanza's core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples. The samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to -10 mesh, pulverized to -150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. Samples are routinely assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. Standards are routinely inserted for assay. Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check labs.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms "Measured and Indicated Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This news release also uses the term "Inferred Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:

Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com